

August 15, 2012

Via E-mail
Kirkland B. Andrews
Chief Financial Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

> **Re:** **NRG Energy, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 28, 2012**
> **Response dated August 1, 2012**
> **File No. 001-15891**

Dear Mr. Andrews:

We have reviewed your responses and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 8 – Financial Statements and Supplementary Data

Note 3 – Business Acquisitions and Dispositions, page 127

1. We note your responses to our prior comments with respect to the Ivanpah transaction. Please advise us of the items and the related amounts comprising fixed assets of $491,626 and the accrued construction costs of $326,745 as of April 2011 in light of our understanding that the Ivanpah project was in early stage of development with minimal construction activity when the transaction was consummated.

Kirkland B. Andrews
Chief Financial Officer
NRG Energy, Inc.
August 15, 2012
Page 2

       You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Brian Curci, Esq.
       Assistant General Counsel